FOR IMMEDIATE RELEASE

Golden Goliath Opens Second Discovery Front in Uruachic at

Las Bolas with New Assay Results

Vancouver, Canada, May 28, 2008 - Golden Goliath Resources Ltd. (TSX.V:GNG) (US:GGTH-F) is pleased to announce that ongoing work at the Company’s Las Bolas property has returned extremely encouraging results in both newly opened underground mine workings and drilling. Las Bolas is located about 5.5 kilometres southwest of the San Timoteo property, where excellent underground and drill results were announced in last week’s press release.  Las Bolas now shows that the Company has at least two exciting discovery fronts in the Uruachic camp.

A previously unknown old mine working was recently uncovered and rehabilitated. This new tunnel, called Frijolar II, is located approximately 175 metres south of the Arbolito shaft and has been opened for a length of 72 metres. During rehabilitation an obvious mineralized zone and a second sublevel was exposed where detailed chip sampling was conducted.  The chip sampling returned a weighted average of 343.3 gm silver/tonne over a total sample length of 56.4 metres. Some of the samples were also highly anomalous in gold with 0.59 gm/tonne over 2 metres being the best value returned.  This new zone, along with many others, will be drill tested as part of the current program. The Frijolar II tunnel lies about 175 metres from Frijolar I which has a 35 metre section that grades 315.5 gm silver/tonne.

In addition to Frijolar II, another new underground zone connected to the extensive Las Bolas mine was also uncovered, rehabilitated and sampled.  This zone lies about 225 metres northwest of Frijolar II and about 200 metres west of the Arbolito shaft. Chip sampling over three metres returned a weighted average of 0.123 gm gold/tonne and 524.66 gm silver/tonne.

The underground rehabilitation program is currently focused on the El Manto mine. The El Manto mine lies at least 800 metres west of the Arbolito shaft and about 400 vertical metres below its collar, demonstrating that mineralization at the Las Bolas property extends over a very large area and has a large vertical extent.

In addition to the underground rehabilitation, diamond drilling is now underway at Las Bolas, with the hole currently in progress (number 5 for this year) targeting the area underneath the El Manto mine. No assays have yet been received for these third and fourth drill holes. These two holes lie approximately 150 metres from previous reverse circulation holes 2006-10b and 2006-10c, which both had significant results despite poor recoveries. RC hole 10b returned 597 gm silver/tonne over 3.06 metres as well as 69.5 gm silver/tonne, plus 0.50 gm gold/tonne over 3.06 metres. Reverse circulation hole 2006 10-c returned 93 gm silver/tonne over 1.53 metres. These holes show that mineralization associated with the El Manto mine may be widespread and, more importantly, they show that the overall vertical and horizontal extent of precious metal mineralization on the Las Bolas property is very large, measuring at least 400 metres vertical and 900 metres horizontal.

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The first two drill holes were tests by the drill company that drilled the La Reforma property, which had a smaller, man portable drill. These two holes were spotted to test beneath another large underground zone lying between the Las Bolas and Gambusino workings, which was sampled in early 2007.  That zone returned an average of 422 gm silver/tonne and 0.23 gm gold/tonne over a total chip sample length of 183 metres. Both drill holes had excellent recoveries of almost 100%, but drilling was extremely slow and neither of them reached their target depths of 250 metres and the small drill was demobilized in favour of the larger drill now at work. The first drill hole (LB-DD-08-1) reached a total depth of 107.7 metres. The second hole (LB-DD-08-2) reached a depth of only 88.45 metres.  However, this hole, despite the fact that it did not reach the area below the high grade workings, did return a weighted average of 303.5 gm silver/tonne over 6.2 metres between 57.95 to 64.15 metres. This appears to be an updip extension of the mineralization in the working and is very encouraging.  In addition to the excellent values, these results support the Company’s theory that earlier reverse circulation drilling, which averaged only about 50% recovery, often did not return fine grained precious metal mineralization hosted within clay alteration. The Company is therefore also encouraged that the current diamond drilling will be much more successful than the earlier reverse circulation work.

Golden Goliath President and CEO, Paul Sorbara, says: “I am very pleased with the way events are unfolding. We now have two exciting exploration “properties” located 5.5 kilometres apart, with different metal ratios and mineralizing source systems. Any junior explorer would be happy to have either of these and we have them both, 100%, and the money we need to drill them. I think it will be a very good year.”

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Unlike most juniors, which have an option to earn an interest in a single property or a few scattered properties in various areas or countries, Golden Goliath controls an entire old mining camp, or district, that covers an area of 15 by 25 kilometres, with numerous past producing gold and silver mines dating back to the time of the Spaniards. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Forward Looking Statements

The statements made in this news release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

To find out more about Golden Goliath visit www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604)-682-2950

Email: jps@goldengoliath.com

Website: www.goldengoliath.com

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